Exhibit 3

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 20, 2012

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Kalia Weintraub and Eran Zupnik (each of them hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company held of record by the undersigned at the close of business on May 21, 2012, at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel, on Wednesday, June 20, 2012, at 11:00 a.m., Israel time (the “Shareholders Meeting”), and any adjournment(s) thereof.

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF ALL OR PORTIONS OF PROPOSALS 2A, 3, 6A, 7 AND 8 BY MARKING ITEMS 2B AND 9, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEM 2B OR ITEM 9, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE RELEVANT PORTION OF SUCH PROPOSALS, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED. IF YOU PROPERLY MARK ITEM 2B AND ITEM 9, AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” SUCH UNMARKED PROPOSALS.

With respect to any additional matters as may properly come before the Shareholders Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with her or his discretionary authority and best judgment.

Return of your proxy does not deprive you of your right to attend the Shareholders Meeting, to revoke the proxy or to vote your shares at the Shareholders Meeting in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Shareholders Meeting.

(Continued, and to be marked, dated and signed, on the other side)

PROXY CARD

ELLOMAY CAPITAL LTD.	Please mark your votes like this	☒
					FOR all Nominees	WITHHOLD AUTHORITY for all Nominees	FOR all Nominees except (see instructions below)
1.	To reelect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:				☐	☐	☐

	NOMINEES:	01) Shlomo Nehama	03) Hemi Raphael	05) Anita Leviant
		02) Ran Fridrich	04) Oded Akselrod

To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.
					FOR	AGAINST	ABSTAIN
2A.	To reelect Barry Ben Zeev as an external director for an additional term of three years, commencing December 30, 2012.				☐	☐	☐

					YES	NO
2B.
In connection with Proposal 2A above and Proposal 3 below, please indicate whether you are a controlling shareholder or have a personal interest in these Proposals (excluding a personal interest that is not related to a relationship with the controlling shareholders) and, if you indicate YES, please provide details.
					☐	☐

					FOR	AGAINST	ABSTAIN
3.	To approve the terms of service of the external director, all as described in the Proxy Statement related to the Shareholders Meeting.				☐	☐	☐

					FOR	AGAINST	ABSTAIN
4.	To approve the terms of service of current and future directors, all as described in the Proxy Statement relating to the Shareholders Meeting.				☐	☐	☐

					FOR	AGAINST	ABSTAIN
5.
To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2012, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
					☐	☐	☐

					FOR	AGAINST	ABSTAIN
6A.	To approve the amendments to Articles 60 and 61 of the Company’s Articles of Association as set forth in the accompanying Proxy Statement.				☐	☐	☐

					FOR	AGAINST	ABSTAIN
6B.	To approve the amendments to Article 39.1 of the Company’s Articles of Association as set forth in the accompanying Proxy Statement.				☐	☐	☐

					FOR	AGAINST	ABSTAIN
7.
To approve the replacement of the existing form of indemnification undertaking with new undertakings in the form attached as Appendix A to the Proxy Statement, and the undertaking to provide liability insurance included therein and as set forth in the Proxy Statement, and the entering of the Company into such indemnification undertakings with each of its directors who are currently serving and directors who will be appointed in the future and with current and future office holders who are deemed to be controlling shareholders.
					☐	☐	☐

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼
					FOR	AGAINST	ABSTAIN
8.	To approve the grant of exemption letters to our current and future office holders who are deemed to be controlling shareholders, commencing December 30, 2012.				☐	☐	☐

					YES	NO
9.	In connection with Proposals 6A, 7 and 8 above, please indicate whether you have a “personal interest” in the approval of the Proposals and, if you indicate YES, please provide details.				☐	☐

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature	Date	, 2012.